
June 23, 2011

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

> **Re:** **EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended May 5, 2011**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your letter dated June 13, 2011. If your CEO is a manager of an entity that acquired a right to develop or market a potential product or technology, we are unable agree with your conclusion that you need not disclose that information to your investors; please provide such disclosure in amended or future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via fax): Thomas C. Cook, Esq.